For Immediate Release:

Investor Relations Contact: Margaret Miller
Republic Airways Holdings
Tel. (317) 246-2628

Republic Airways Holdings Reports Second Quarter 2013 Financial Results
Diluted EPS improves 15.0% over the Second Quarter 2012

Indianapolis, Indiana (July 25, 2013) - Republic Airways Holdings Inc. (NASDAQ/NM: RJET) today reported diluted earnings per share of $0.46, which is a 15.0% increase from the $0.40 per diluted share result in the second quarter of 2012. Net income increased 23.0% to $24.6 million for the quarter ended June 30, 2013, compared to net income of $20.0 million for the same period last year. Operating revenues totaled $664.4 million, a decrease of 8.7%, compared to $728.1 million for the second quarter of 2012.

"We are pleased to report improved financial results for the second quarter, driven primarily by the year over year improvement in our small regional jet operations at Chautauqua," said Republic Chairman, President and CEO Bryan Bedford. "Our process to sell Frontier continues and I am very pleased that we were able to reach tentative labor agreements with both our Flight Dispatchers and Flight Attendants, which remain subject to membership ratification. I am thankful for the continued professionalism and dedication of my 10,000 co-workers on behalf of our passengers."

The Company reported the following key metrics for the three and six months ended June 30:

	Three Months ended June 30,			Six Months ended June 30,
(Unaudited)	2013	2012	% Increase / (Decrease)	2013	2012	% Increase / (Decrease)
(in millions, except as noted)
Operating revenues	$664.4	$728.1	(8.7)%	$1,300.0	$1,425.7	(8.8)%
Available seat miles (ASMs)	6,072	6,391	(5.0)%	11,862	12,762	(7.1)%
Operating margin	10.6%	9.0%	1.6 pts	7.7%	6.1%	1.6 pts
Net income	$24.6	$20.0	23.0%	$24.9	$12.9	93.0%
Diluted earnings per share (dollars)	$0.46	$0.40	15.0%	$0.48	$0.27	77.8%

EBITDAR	$177.9	$174.6	1.9%	$313.2	$294.3	6.4%
EBITDAR margin	26.8%	24.0%	2.8 pts	24.1%	20.6%	3.5 pts

Republic Segment Summary

Republic's pre-tax income improved 45.8% to $27.7 million from $19.0 million in the prior year's second quarter, due mainly to the redeployment of idled 50-seat aircraft and the successful completion of our Chautauqua restructuring efforts in late 2012.

Total Republic revenues decreased $20.6 million, or 5.8%, from the second quarter of 2012 to $336.8 million in the second quarter of 2013. Fixed-fee service revenue increased $34.9 million, or 12.4%, to $316.9 million, despite the removal of fuel expense and related reimbursement on our United E170 fixed-fee agreement, which accounted for $25.1 million of revenues in the prior year's second quarter. The majority of the increase in fixed-fee revenues relates to Republic's Q400 agreement with United that began in the second half of 2012 a nd Republic's E190 charter agreement, which began in January 2013. Republic passenger service revenue decreased $56.1 million due to a reduction of pro-rate operations with Frontier, as aircraft previously operating in pro-rate service were either transitioned to other fixed-fee agreements or sold.

Fuel costs for Republic decreased $42.3 million to $12.1 million for the quarter, due mainly to the removal of fuel expense on our United agreement as noted above. The fuel cost per gallon, including into-plane taxes and fees, increased to $3.34 per gallon in the second quarter of 2013, compared to $3.26 per gallon in the prior year's second quarter. The fuel cost per gallon related to our fixed-fee charter agreement is generally higher than our pro-rate operations with Frontier and is treated as a pass through cost under the agreement.

As of June 30, 2013, Republic operated a fleet of 232 aircraft. Within our fixed-fee commercial and charter agreements, Republic operated 70 aircraft with 44-50 seats and 157 aircraft with 69-99 seats. In addition, Republic operated five 99-seat aircraft under the pro-rate agreement with Frontier, down from seventeen, 99-seat aircraft operated in pro-rate service during the second quarter of 2012.

The Company expects to take delivery of 18 E175 aircraft to operate under its American capacity purchase agreement by the end of 2013. Additionally, the Company expects to place into service the final six Q400 aircraft under its United capacity purchase agreement over the next two quarters.

Frontier Segment Summary

For the quarter ended June 30, 2013, Frontier posted pre-tax income of $13.7 million, which is down slightly from $14.1 million of pre-tax income for the quarter ended June 30, 2012.

Frontier's capacity, as measured by available seat miles (ASMs), was down 10.1% from the prior year's second quarter, as a result of operating fewer Airbus aircraft. Frontier's total revenues decreased 11.6% to $327.6 million for the quarter, compared to $370.7 million for the same period in 2012. Total revenue per ASM (TRASM) decreased 1.6% to 11.98 cents in the second quarter of 2013 from 12.18 cents in the second quarter of 2012.

Fuel costs decreased from the prior year's second quarter by $22.6 million to $114.2 million for the quarter. The fuel cost per gallon, including into-plane taxes and fees, decreased to $3.14 per gallon in the second quarter of 2013, compared to $3.35 per gallon in the prior year's second quarter. The second quarter of 2013 results included a loss on fuel hedges of $1.7 million, or $0.05 per gallon.

The operating unit cost for Frontier, excluding fuel, was 7.27 cents per ASM for the second quarter of 2013, a 1.3% increase compared to 7.18 cents per ASM for the same quarter of 2012.

As of June 30, 2013, Frontier operated 52 Airbus aircraft, compared to 58 Airbus aircraft as of June 30, 2012. All six aircraft removed were returned to lessors.

Recent Business Developments

On June 17, 2013, the Company announced it had reached a tentative agreement (TA) on a new five-year contract with the Transportation Workers Union (TWU) Local 540 Dispatchers. This TA is currently being voted on by union membership and we expect the voting results on August 1, 2013.

On June 24, 2013, the Company announced it had reached a TA on a new five-year contract with the International Brotherhood of Teamsters (IBT) Local 135 Flight Attendants. This TA is currently being voted on by union membership and we expect the voting results on July 29, 2013.

On July 15, 2013, the Company announced that it had entered into an agreement with an affiliate of the Brazilian Development Bank (BNDES) for the financing of 47 Embraer E175 aircraft. These aircraft will provide service under the terms of the capacity purchase agreement with American Airlines announced in January. The first aircraft was delivered on July 15, 2013, and is scheduled to go into service with American on August 1, 2013.

Balance Sheet and Liquidity

The Company's total cash balance increased $44.8 million to $439.1 million as of June 30, 2013, compared to December 31, 2012. Restricted cash increased $53.2 million, to $200.3 million, from December 31, 2012. The Company's unrestricted cash balance decreased $8.4 million, to $238.8 million, from December 31, 2012. A condensed consolidated balance sheet and cash flow statement have been included in the tables section of this release.

The Company's debt decreased to $1.98 billion as of June 30, 2013, compared to $2.12 billion at December 31, 2012. As of June 30, 2013, approximately 90% of the debt is at a fixed interest rate. The Company has significant long-term lease obligations for aircraft that are classified as operating leases and are not reflected as liabilities on the Company's consolidated balance sheet. At a 6% discount factor, the present value of these lease obligations was approximately $0.9 billion and $1.0 billion as of June 30, 2013, and December 31, 2012, respectively.

Corporate Information
Republic Airways Holdings Inc., based in Indianapolis, Indiana, is an airline holding company that owns Chautauqua Airlines, Frontier Airlines, Republic Airlines and Shuttle America, collectively “the airlines.” The airlines operate a combined fleet of more than 280 aircraft and offer scheduled passenger service on over 1,600 flights daily to 146 cities in the U.S. as well as to the Bahamas, Canada, Costa Rica, Dominican Republic, Jamaica, Mexico and Turks and Caicos Islands under branded operations at Frontier, and through fixed-fee flights operated under airline partner brands, including AmericanConnection, Delta Connection, United Express, and US Airways Express. The airlines currently employ approximately 10,000 aviation professionals. For more information on Republic Airways, please visit our website at www.rjet.com.

The Company will conduct a telephone briefing to discuss its second quarter 2013 results tomorrow morning (Friday, July 26, 2013) at 11:00 a.m. EDT. This call is being webcast by Thomson/Reuters and can be accessed at Republic Airways Holdings' website at www.rjet.com. Those wishing to participate can do so by calling 866-318-8619. International callers can participate by calling +1-617-399-5138; the password is 40191165.

To listen to a telephone replay of the webcast, call 888-286-8010 and use password 14520510. International telephone replay will be available by calling +1-617-801-6888 and using the same password. The replay will be available from July 26, 2013 at 1:00 p.m. EDT until 11:59 p.m. EDT August 2, 2013.

Additional Information

In addition to historical information, this release contains forward-looking statements. Republic Airways Holdings Inc. may, from time to time, make written or oral forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements encompass Republic Airways' beliefs, expectations, hopes or intentions regarding future events. Words such as “expects,” “intends,” “believes,” “anticipates,” “may,” “will,” “should,” “plan,” “estimate,” “predict,” “potential,” “continue,” or “likely” and similar expressions as well as the negative of such expressions are used to identify forward-looking statements. All forward-looking statements included in this release are made as of the date hereof and are based on information available to Republic Airways as of such date. Republic Airways assumes no obligation to update any forward-looking statement. Actual results may vary, and could differ materially, from those anticipated, estimated, projected or expected in these forward-looking statements for a number of reasons, including, among others, the risk factors disclosed in the Company's most recent filing with the Securities and Exchange Commission.

REPUBLIC AIRWAYS HOLDINGS INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (In millions, except per share amounts) (Unaudited)

	Three Months Ended June 30,			Six Months Ended June 30,
	2013	2012	% Increase / (Decrease)	2013	2012	% Increase / (Decrease)
OPERATING REVENUES
Fixed-fee service	$316.9	$282.0	12.4%	$620.9	$560.0	10.9%
Passenger service	308.2	407.8	(24.4)%	595.7	781.3	(23.8)%
Charter and other	39.3	38.3	2.6%	83.4	84.4	(1.2)%
Total operating revenues	664.4	728.1	(8.7)%	1,300.0	1,425.7	(8.8)%

OPERATING EXPENSES
Wages and benefits	144.6	139.1	4.0%	291.3	277.9	4.8%
Aircraft fuel	126.3	191.2	(33.9)%	257.9	382.9	(32.6)%
Landing fees and airport rents	40.6	43.7	(7.1)%	82.1	88.9	(7.6)%
Aircraft and engine rent	64.1	61.5	4.2%	125.0	124.2	0.6%
Maintenance and repair	73.5	69.5	5.8%	148.6	145.0	2.5%
Insurance and taxes	10.5	11.0	(4.5)%	20.0	21.5	(7.0)%
Depreciation and amortization	43.5	47.9	(9.2)%	87.8	95.6	(8.2)%
Promotion and sales	22.3	29.4	(24.1)%	44.0	59.2	(25.7)%
Other	68.7	69.6	(1.3)%	142.9	143.1	(0.1)%
Total operating expenses	594.1	662.9	(10.4)%	1,199.6	1,338.3	(10.4)%
OPERATING INCOME	70.3	65.2	7.8%	100.4	87.4	14.9%

OTHER INCOME (EXPENSE)
Interest expense	(28.9)	(32.2)	(10.2)%	(58.6)	(65.1)	(10.0)%
Other - net	—	0.1	—%	0.1	0.1	—%
Total other expense	(28.9)	(32.1)	(10.0)%	(58.5)	(65.0)	(10.0)%

INCOME BEFORE INCOME TAXES	41.4	33.1	25.1%	41.9	22.4	87.1%

INCOME TAX EXPENSE	16.8	13.1	28.2%	17.0	9.5	78.9%

NET INCOME	$24.6	$20.0	23.0%	$24.9	$12.9	93.0%

PER SHARE, BASIC	$0.50	$0.41	22.0%	$0.51	$0.27	88.9%

PER SHARE, DILUTED	$0.46	$0.40	15.0%	$0.48	$0.27	77.8%

Weighted average common shares
Basic	49.2	48.4	1.7%	48.9	48.4	1.0%
Diluted	54.4	50.8	7.1%	54.2	48.5	11.8%

REPUBLIC AIRWAYS HOLDINGS INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED BALANCE SHEETS (In millions, except per share amounts) (Unaudited)

	June 30,	December 31,
	2013	2012
ASSETS
Current Assets:
Cash and cash equivalents	$238.8	$247.2
Restricted cash	200.3	147.1
Receivables, net of allowance for doubtful accounts of $2.9 and $2.9, respectively	87.8	79.5
Inventories	85.6	86.5
Prepaid expenses and other current assets	40.9	44.4
Deferred income taxes	68.4	31.3
Total current assets	721.8	636.0
Aircraft and other equipment, net	2,406.4	2,546.7
Maintenance deposits	185.8	170.0
Other intangible assets, net	61.3	65.0
Other assets	322.7	237.5
Total assets	$3,698.0	$3,655.2
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Current portion of long-term debt	$244.5	$276.2
Accounts payable	41.3	29.8
Air traffic liability	195.5	146.6
Deferred frequent flyer revenue	51.6	54.8
Accrued liabilities	256.6	238.8
Total current liabilities	789.5	746.2
Long-term debt, less current portion	1,737.5	1,843.3
Deferred frequent flyer revenue, less current portion	60.2	57.8
Deferred credits and other non-current liabilities	128.5	109.8
Deferred income taxes	438.8	384.6
Total liabilities	3,154.5	3,141.7
Commitments and Contingencies	—	—
Stockholders' Equity:
Preferred stock, $.001 par value; 5,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $.001 par value; one vote per share;150,000,000 shares authorized; 59,252,442 and 58,529,449 shares issued and 49,302,926 and 48,558,312 shares outstanding, respectively	—	—
Additional paid-in-capital	417.1	412.1
Treasury stock, 9,333,266 shares at cost	(181.8)	(181.8)
Accumulated other comprehensive loss	(4.9)	(5.0)
Accumulated earnings	313.1	288.2
Total stockholders' equity	543.5	513.5
Total liabilities and stockholders' equity	$3,698.0	$3,655.2

REPUBLIC AIRWAYS HOLDINGS INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (In millions)

	Six Months Ended June 30,
	2013	2012

NET CASH FROM OPERATING ACTIVITIES	$121.5	$82.7
INVESTING ACTIVITIES:
Purchase of aircraft and other equipment	(14.2)	(20.3)
Proceeds from sale of aircraft, slots and other assets	40.0	4.3
Aircraft deposits, net	(25.0)	—
Other, net	(0.2)	—
NET CASH FROM INVESTING ACTIVITIES	0.6	(16.0)
FINANCING ACTIVITIES:
Payments on debt	(112.8)	(105.5)
Proceeds from debt issuance	10.6	—
Payments on early extinguishment of debt	(30.8)	—
Proceeds from exercise of stock options	3.2	—
Other, net	(0.7)	(0.2)
NET CASH FROM FINANCING ACTIVITIES	(130.5)	(105.7)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(8.4)	(39.0)
CASH AND CASH EQUIVALENTS, Beginning of period	247.2	219.3
CASH AND CASH EQUIVALENTS, End of period	$238.8	$180.3

REPUBLIC AIRWAYS HOLDINGS INC. AND SUBSIDIARIES UNAUDITED OPERATING HIGHLIGHTS

	Three Months Ended June 30,
	2013	2012	Change
Operating Highlights – Republic
Fixed-fee service	$316.9	$282.0	12.4%
Passenger service	13.8	69.9	(80.3)%
Charter and other	6.1	5.5	10.9%
Total revenues (millions)	$336.8	$357.4	(5.8)%

Total fuel expense (millions)[1]	$12.1	$54.4	(77.8)%
Operating aircraft at period end:
44-50 seats	70	71	(1.4)%
69-99 seats	162	149	8.7%
Block hours	187,087	172,009	8.8%
Departures	110,399	100,917	9.4%
Passengers carried	5,505,182	5,097,549	8.0%
Revenue passenger miles (millions)	2,619	2,569	1.9%
Available seat miles (millions)	3,338	3,349	(0.3)%
Passenger load factor	78.4%	76.7%	1.7 pts
Total cost per available seat mile, including interest expense (cents)	9.26	10.10	(8.3)%
Cost per available seat mile, including interest and excluding fuel expense and excluding items (cents)	8.90	8.48	5.0%
Gallons consumed	3,626,092	16,675,906	(78.3)%
Average cost per gallon	$3.34	$3.26	2.5%
Average daily utilization of each scheduled aircraft (hours)	9.7	10.1	(4.0)%
Average stage length	459	492	(6.7)%
Average seat density	66	67	(1.5)%

[1] Includes $25.1 million for the three months ended June 30, 2012, which was passed-through under our fixed-fee agreements with our partners.

REPUBLIC AIRWAYS HOLDINGS INC. AND SUBSIDIARIES UNAUDITED OPERATING HIGHLIGHTS

	Three Months Ended June 30,
	2013	2012	Change
Operating Highlights – Frontier
Passenger service	$294.4	$337.9	(12.9)%
Charter and other	33.2	32.8	1.2%
Total revenues (millions)	$327.6	$370.7	(11.6)%

Total fuel expense (millions)	$114.2	$136.8	(16.5)%
Operating aircraft at period end:
120 seats	1	3	(66.7)%
136-138 seats	35	39	(10.3)%
162-168 seats	16	16	—%
Passengers carried	2,693,898	2,739,018	(1.6)%
Revenue passenger miles (millions)	2,486	2,743	(9.4)%
Available seat miles (millions)	2,734	3,042	(10.1)%
Passenger load factor	90.9%	90.1%	0.8 pts
Total revenue per available seat mile (cents)	11.98	12.18	(1.6)%
Operating cost per available seat mile (cents)[1]	11.45	11.68	(2.0)%
Fuel cost per available seat mile (cents)[1]	4.18	4.50	(7.1)%
Cost per available seat mile, excluding fuel expense (cents)	7.27	7.18	1.3%
Gallons consumed	36,406,081	40,885,349	(11.0)%
Average cost per gallon[1]	$3.14	$3.35	(6.3)%
Block hours	49,210	54,959	(10.5)%
Departures	20,490	21,611	(5.2)%
Average daily utilization of each scheduled aircraft (hours)	11.0	11.2	(1.8)%
Average stage length	918	991	(7.4)%
Average seat density	145	142	2.1%

[1] Includes mark-to-market fuel hedge expense of $1.7 million and $3.4 million for the three months ended June 30, 2013 and 2012, respectively.

REPUBLIC AIRWAYS HOLDINGS INC. AND SUBSIDIARIES UNAUDITED OPERATING HIGHLIGHTS

	Six Months Ended June 30,
	2013	2012	Change
Operating Highlights – Republic
Fixed-fee service	$620.9	$560.0	10.9%
Passenger service	29.0	137.3	(78.9)%
Charter and other	11.6	15.3	(24.2)%
Total revenues (millions)	$661.5	$712.6	(7.2)%

Total fuel expense (millions)[1]	$25.7	$114.2	(77.5)%
Operating aircraft at period end:
44-50 seats	70	71	(1.4)%
69-99 seats	162	149	8.7%
Block hours	364,666	346,711	5.2%
Departures	213,023	201,736	5.6%
Passengers carried	10,285,323	9,615,503	7.0%
Revenue passenger miles (millions)	4,913	4,869	0.9%
Available seat miles (millions)	6,506	6,720	(3.2)%
Passenger load factor	75.5%	72.5%	3.0 pts
Total cost per available seat mile, including interest expense (cents)	9.43	10.16	(7.2)%
Cost per available seat mile, including interest and excluding fuel expense and excluding items (cents)	9.03	8.46	6.7%
Gallons consumed	7,150,124	34,646,257	(79.4)%
Average cost per gallon	$3.59	$3.30	8.8%
Average daily utilization of each scheduled aircraft (hours)	9.6	9.9	(3.0)%
Average stage length	463	494	(6.3)%
Average seat density	66	67	(1.5)%

[1] Includes $49.6 million for the six months ended June 30, 2012, which was passed-through under our fixed-fee agreements with our partners.

REPUBLIC AIRWAYS HOLDINGS INC. AND SUBSIDIARIES UNAUDITED OPERATING HIGHLIGHTS

	Six Months Ended June 30,
	2013	2012	Change
Operating Highlights – Frontier
Passenger service	$566.7	$644.0	(12.0)%
Charter and other	71.8	69.1	3.9%
Total revenues (millions)	$638.5	$713.1	(10.5)%

Total fuel expense (millions)	$232.2	$268.7	(13.6)%
Operating aircraft at period end:
120 seats	1	3	(66.7)%
136-138 seats	35	39	(10.3)%
162-168 seats	16	16	—%
Passengers carried	5,088,621	5,256,490	(3.2)%
Revenue passenger miles (millions)	4,787	5,284	(9.4)%
Available seat miles (millions)	5,356	6,042	(11.4)%
Passenger load factor	89.4%	87.4%	2.0 pts
Total revenue per available seat mile (cents)	11.92	11.80	1.0%
Operating cost per available seat mile (cents)[1]	12.01	11.88	1.1%
Fuel cost per available seat mile (cents)[1]	4.34	4.45	(2.5)%
Cost per available seat mile, excluding fuel expense (cents)	7.67	7.43	3.2%
Gallons consumed	70,988,452	79,842,719	(11.1)%
Average cost per gallon[1]	$3.27	$3.37	(3.0)%
Block hours	96,553	109,882	(12.1)%
Departures	39,464	42,857	(7.9)%
Average daily utilization of each scheduled aircraft (hours)	10.4	10.7	(2.8)%
Average stage length	935	994	(5.9)%
Average seat density	145	142	2.1%

[1] Includes mark-to-market fuel hedge expense of $1.3 million and $3.4 million for the six months ended June 30, 2013 and 2012, respectively.

The Company is providing disclosure of the reconciliation of reported non-GAAP financial measures to its comparable GAAP basis financial measures. The company believes that the non-GAAP financial measures provide investors meaningful measurements of the Company's financial performance.

Non-GAAP Reconciliation of Net Income to EBITDAR

($ in millions)	Three Months ended June 30,			Six Months ended June 30,
	2013	2012	% Increase / (Decrease)	2013	2012	% Increase / (Decrease)
GAAP net income	$24.6	$20.0	23.0%	$24.9	$12.9	93.0%
Adjust:
Interest and other expense	28.9	32.1	(10.0)%	58.5	65.0	(10.0)%
Income tax expense	16.8	13.1	28.2%	17.0	9.5	78.9%
Depreciation and amortization	43.5	47.9	(9.2)%	87.8	95.6	(8.2)%
Aircraft and engine rents	64.1	61.5	4.2%	125.0	124.2	0.6%
EBITDAR	$177.9	$174.6	1.9%	$313.2	$294.3	6.4%

Total operating revenues	$664.4	$728.1	(8.7)%	$1,300.0	$1,425.7	(8.8)%
EBITDAR	$177.9	$174.6	1.9%	$313.2	$294.3	6.4%
EBITDAR margin	26.8%	24.0%	2.8 pts	24.1%	20.6%	3.5 pts